Beckstead and Watts, LLP

Certified Public Accountants

2425 W. Horizon Ridge Parkway

Henderson, NV 89052

702.257.1984

702.362.0540 fax

August 16, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Renovo Holdings (the "Company"). We were notified of our termination as principal accountant on August 16, 2005.

We have read the Company's statements included under Item 4 of its Form 8-K dated August 16, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the change was approved by the Board of Directors or that Jaspers + Hall, PC was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Very truly yours,

/s/Beckstead and Watts, LLP

Beckstead and Watts, LLP